UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F

NCB Innovation Centre

No. 888 Lai Chi Kok Road

Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

Promissory Note and Stock Pledge Agreement

On October 30, 2025, Mr. Chi Ming Lam, our non-independent director, executed a secured promissory note (the “Note”), pursuant to which Mr. Lam agrees to pay Relaxandrinks Limited, a company incorporated in the United Kingdom, the principal sum of US$1.6 million, secured by a pledge of 5,400,000 ordinary shares, par value US$0.0005, of the Company standing in the name of Mr. Lam. Simultaneous to the execution of the Note. Mr. Lam executed a stock pledge agreement (the “Pledge Agreement”) for the pledge of 5,400,000 ordinary shares.

Pursuant to the Note, the maturity date is the earlier of (i) six months from the date of the Note (the “Standard Maturity Date”); or (ii) the accelerated maturity date, as defined in the Note and being the occurrence of the borrower becoming insolvent, the appointment of a liquidator, or the appointment of a receiver (the “Accelerated Maturity Date” and together with the Standard Maturity Date, the “Maturity Date”). Interest shall accrue on the unpaid principal balance of the Note at the rate of 12% per annum from the date of the Note until the Note is paid in full. The unpaid principal of and interest on, together with all other amounts owing under the Note are secured by a pledge of 5,400,000 ordinary shares of the Company (the “Pledged Shares”) pursuant to the Pledge Agreement in favor of the Note holder.

During the periods (i) from the date of the Note to the Standard Maturity Date; and (ii) from the Accelerated Maturity to the 7th business days after the Accelerated Maturity Date, the Note holder may elect to in lieu of receiving repayment of the Note in cash, acquire the legal and beneficial ownership of the entirety of the Pledged Shares (the “Special Enforcement Right”).

Pursuant to the Pledge Agreement, in the event of default, being Mr. Lam failing to pay the Note by the Maturity Date, or the Note holder exercises the Special Enforcement Right, the Note holder shall have the right to take possession of all or any portion of the Pledged Shares. Mr. Lam may cease to be a majority shareholder of the Company and the Note holder may gain control of a majority of the Company’s issued shares, which may result in a change of control of the Company.

Pursuant to the Pledge Agreement, unless the event of enforcement, as defined in the Pledge Agreement, shall have occurred, Mr. Lam may exercise such right as a holder of the Pledged Shares and vote and give consents, ratifications and waivers with respect thereto, except to the extent that detract from the value thereof as collateral of the Pledged Shares or which would be inconsistent with or result in any violation of any provision of the Pledge Agreement. Mr. Lam shall, unless an event of enforcement shall have occurred, receive and retain all cash dividends and other distributions with respect of the Pledged Shares.

The foregoing descriptions of the Note and the Pledge Agreement are summaries of the material terms of such agreements, do not purport to be complete and are qualified in its entirety by reference to the Note and the Pledge Agreement, which are attached thereto as Exhibit 99.1 and 99.2,

Financial Statements and Exhibits.

Exhibit No.	Description
99.1	Form of Secured Promissory Note issued by Chi Ming Lam to Relaxandrinks Limited
99.2	Form of Stock Pledge Agreement issued by Chi Ming Lam in favor of Relaxandrinks Limited

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: October 31, 2025	By:	/s/ Wenjin Lin
	Name:	Wenjin Lin
	Title:	Chairman of the Board and Chief Executive Officer

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